For Immediate Release
May 2, 2013

Manulife Financial reports 1Q13 net income of $540 million, core earnings of $619 million, record wealth sales, and a regulatory capital ratio of 217%

Substantive progress made on growth strategies in the first quarter of 2013:

•
Developing our Asian opportunity to the fullest – The continued success of recently launched funds, particularly in Japan and China, contributed to record wealth sales1 in Asia, which were more than double the same period in the prior year. The Mandatory Provident Fund business in Hong Kong continued its strong momentum, reporting a substantial share of new cash flows and as expected, our insurance sales have slowed due to tax and product changes as well as pricing actions taken in 2012 in light of dramatically lower interest rates.

•
Growing our wealth and asset management businesses in Asia, Canada, and the U.S. – Recorded positive net flows, record mutual fund sales in Asia, Canada and the U.S., strong group pension sales growth in both the U.S. and Hong Kong and ended the quarter with another record funds under management1.

•
Continuing to build our balanced Canadian franchise – Strong mutual fund sales were more than double prior year levels, outpacing industry growth and resulted in record mutual fund assets under management.  Manulife Bank achieved solid growth in net lending assets and our Group businesses maintained their leading positions2.  We reported a decline in insurance sales due to variability in the Group Benefit business and pricing actions reflective of the lower interest rate environment, that have not been instituted by our competitors.

•
Continuing to grow higher ROE, lower risk U.S. businesses – Strong mutual fund sales and net flows were driven by solid distribution partnerships and a robust product lineup.  Also achieved solid 401(k) sales and increased John Hancock Life sales, where newly launched products contributed to the sales success. Other U.S. insurers are now taking product actions similar to those we have already taken, which may result in an improvement in our overall market position.

Highlights for the first quarter of 2013:

•	Reported net income attributed to shareholders of $540 million.

•	Delivered core earnings1 of $619 million, an increase of $65 million over 4Q12.

•	Reported a 23 per cent decline3 in insurance sales over 1Q12 due to tax changes and pricing actions related to lower interest rates in Asia and lower large case group sales in Canada.

•	Achieved record wealth sales of $12.4 billion, up 43 per cent compared with 1Q12.

•	Increased MLI’s MCCSR ratio by six points over 4Q12 to 217 per cent.

•	Achieved record funds under management1 (“FUM”) of $555 billion.

•	Generated strong investment gains of $147 million.

•	Recorded new business embedded value1 (“NBEV”) of $301 million, in line with 1Q12.

•	Recorded a significant reduction in our equity exposures, due to strong equity markets and increased hedging.

•	Reported net loss in accordance with U.S. GAAP1 of $345 million, driven by the accounting treatment of equity hedges and variable annuity liabilities.

1	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

    2     Based on LIMRA industry sales reports for the year ended December 31, 2012.

3	Growth (decline) rates are quoted on a constant currency basis, a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

TORONTO – Manulife Financial Corporation (“MFC” or the “Company”) announced today net income attributed to shareholders of $540 million for the first quarter ended March 31, 2013 compared with $1,225 million in the first quarter of 2012. Fully diluted earnings per common share (“EPS”) were $0.28 and return on common shareholders’ equity (“ROE”) was 9.1 per cent for the quarter.

In the first quarter of 2013, MFC generated core earnings of $619 million compared with $526 million in the first quarter of 2012. Fully diluted core earnings per common share (“Core EPS”)4 were $0.32 and core return on common shareholders’ equity (“Core ROE”) was 10.6 per cent.

Donald Guloien, President and Chief Executive Officer, said “We are pleased with our solid start to 2013. Our first quarter results reflect our continued progress on our growth strategies, strong core earnings, strong net income, decreased equity risk, and a very solid capital ratio.”

“While insurance sales fell short of our expectations in the first quarter, due to our taking a leadership role in pricing to reflect lower interest rates, we also generated record wealth sales, with contributions from all of our major units around the world - producing all-time-record funds under management,” added Mr. Guloien.

“Our first quarter results reflect a progression in our core earnings performance” said Steve Roder, Chief Financial Officer. “We substantially improved our core earnings relative to both last quarter and last year, and continued to generate solid investment gains reflecting our high quality portfolio and disciplined approach to extending credit and other investment activities,” added Mr. Roder.

“Our capital position was further strengthened by six points in the first quarter to 217 per cent.  In addition, the strong equity markets and hedging activities substantially reduced our equity exposure,” concluded Mr. Roder.

Highlights for the First Quarter of 2013:

•
Reported net income attributed to shareholders of $540 million for the first quarter of 2013, including investment gains of $147 million, $50 million of which were reported in core earnings. Earnings were impacted by a charge of $208 million related to the direct impact of equity markets and interest rates. This charge included $97 million resulting from our quarterly update to fixed income ultimate reinvestment rates (“URR”) used in the valuation of policy liabilities.

•
Delivered core earnings of $619 million in the first quarter of 2013, an increase of $65 million compared to the fourth quarter of 2012 and an increase of $93 million compared with the first quarter of 2012:

•
The increase compared with the fourth quarter 2012 was due to higher new business margins, lower amortization of deferred acquisition costs and the expected decline in expenses related to the higher fourth quarter incentive, legal and system costs. Partially offsetting these increases was the unfavourable claims experience in the first quarter.

•
The increase compared with the first quarter 2012 was driven by the growth in business, higher net fee income and the settlement of tax positions partially offset by increased macro hedge costs.  Changes in currency rates reduced core earnings by $12 million compared with the same period in the prior year.

•
Reported a 23 per cent decline in total insurance sales compared with the first quarter of 2012. Sales in Asia were 31 per cent lower due to the expected decline in sales, as a result of tax and product changes in the first quarter of 2012 as well as pricing actions taken in light of dramatically lower interest rates. In Canada, sales were 24 per cent lower due to variability in the Group Benefit business and pricing actions reflective of the lower interest rate environment, that have not been instituted by our competitors. In the U.S., sales increased slightly and were in-line with product strategies.

•
Achieved record wealth sales of $12.4 billion. Wealth sales increased 43 per cent compared with the first quarter of 2012 with Asia Division sales more than double the first quarter of 2012 and U.S. Division sales higher by 45 per cent.  In Canada, while mutual fund sales were more than double the first quarter of 2012, the increase was partially offset by lower new bank loan volumes, resulting in a net overall increase of three per cent.

4	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

•
Ended the quarter with the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) of 217 per cent, up six points from December 31, 2012.  The ratio increased as a result of earnings in excess of dividends and the net favourable impact of changes in the MCCSR guidelines, partially offset by net capital redemptions.

•	Achieved record funds under management of $555 billion as at March 31, 2013.

•
Continued to generate strong investment gains of $147 million for the first quarter of 2013, $50 million of which were included in core earnings. Investment gains were driven by fixed income and alternative long-duration asset investing, the impact of portfolio management actions and excellent credit experience, partially offset by losses on the annual reappraisal of oil and gas investments.

•
Generated new business embedded value (“NBEV”) of $301 million in the first quarter of 2013, largely in line with the first quarter of 2012. The decline in insurance and increase in wealth NBEV from the first quarter of 2012 was consistent with the insurance and wealth sales trend over the same period.

•
Favourable equity markets and increased hedging significantly reduced our equity exposure. As at March 31, 2013, we estimate that approximately 78 to 87 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012. In addition, the amount at risk on variable annuity contracts, net of reinsurance, declined by $2.5 billion or 24 per cent compared to December 31, 2012.

•
Reported a $345 million net loss under U.S. GAAP of which $804 million related to losses with respect to our variable annuity business and macro hedges.  Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore when equity markets are favourable the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

	Quarterly Results
C$ millions, unless otherwise stated, unaudited	1Q 2013	4Q 2012 (restated)(1)	1Q 2012 (restated)(1)
Net income attributed to shareholders	$540	$1,077	$1,225
Preferred share dividends	32	29	24
Common shareholders’ net income	$508	$1,048	$1,201
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(2)	$619	$554	$526
Investment related gains in excess of amounts included in core earnings	97	321	209
Core earnings plus investment related gains in excess of amounts included in core earnings	$716	$875	$735
Other reconciling items:
Direct impact of equity markets and interest rates	(208)	(18)	75
Other items(3)	32	220	415
Net income attributed to shareholders	$540	$1,077	$1,225
Basic earnings per common share (C$)	$0.28	$0.57	$0.67
Diluted earnings per common share (C$)	$0.28	$0.57	$0.63
Diluted core earnings per common share (C$)(2)	$0.32	$0.29	$0.27
Return on common shareholders’ equity (ROE) (%)	9.1%	19.2%	22.1%
Core ROE (%)(2)	10.6%	9.6%	9.2%
Funds under management (C$ billions) (2)	$555	$531	$511

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see Sections A2 and E4 below.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)	For a more detailed description see Section B1 below.

May 2, 2013 – Press Release Reporting First Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division, stated, “We continue to focus on executing our strategy of building our multi-channel distribution organization across the region.  As expected, our insurance sales have slowed due to Japan tax changes in 2012 and pricing actions taken in light of lower interest rates. We are very pleased with the growth in our wealth management businesses, with sales in the first quarter exceeding the record sales we set in the fourth quarter of 2012. We also continued our strong momentum in the Mandatory Provident Fund business in Hong Kong and we now have the leading market share in net cash flow in that business.”

Asia Division first quarter 2013 insurance sales of US$232 million were 31 per cent lower than in the same quarter of 2012.  Two non-recurring events drove up sales in the first quarter of 2012: we announced future product actions in Taiwan and the tax authorities in Japan announced tax changes effective in the second quarter. Excluding these non-recurring events, overall insurance sales were two per cent higher than the first quarter of 2012.

•
Japan insurance sales were US$98 million for the first quarter of 2013, down 41 per cent compared with the same quarter in 2012 due to the higher sales in anticipation of tax changes in April last year.  Excluding the sales in the first quarter of 2012 that were driven by the announced tax changes, first quarter 2013 sales were four per cent higher than the same quarter in 2012.  Sales slowed from the fourth quarter 2012 due to pricing actions stemming from lower interest rates.

•
Hong Kong insurance sales were US$50 million for the first quarter of 2013, down 11 per cent compared with the first quarter of 2012.  The lower sales reflected the impact of price increases related to lower interest rates.

•	Indonesia insurance sales were US$23 million for the first quarter 2013, up eight per cent compared with the first quarter of 2012, driven by strong sales through bank distribution channels.

•
Asia Other insurance sales (excludes Hong Kong, Japan and Indonesia) were US$61 million for the first quarter 2013, down 36 per cent compared with the first quarter 2012.  After excluding the first quarter 2012 sales in Taiwan related to the announced product changes, sales were up nine per cent over the first quarter of 2012, driven by strong universal life sales in Singapore.

First quarter 2013 record wealth sales of US$2.5 billion were more than double last year.

•	Japan wealth sales of US$721 million were 75 per cent higher than in the same quarter of 2012 driven by the continued success of the Strategic Income Fund.

•
Hong Kong wealth sales of US$366 million were more than double the same period a year ago, the result of continued strong sales momentum following the launch of the Mandatory Provident Fund’s new Employee Choice Arrangement in November 2012 coupled with higher mutual fund sales.

•	Indonesia wealth sales of US$298 million were 41 per cent higher than the first quarter of 2012 driven by strong unit linked sales through our bank partners and mutual fund sales.

•
Asia Other reported record quarterly wealth sales of US$1,072 million, four times the same period a year ago with strong performance across all territories. Of particular note were record mutual fund sales in China fueled by a new bond fund launch, strong mutual fund sales in Taiwan as well as record unit linked sales in the Philippines.

Asia Division continues to execute on our longer term growth strategy by expanding agency and bank channel distribution capacity.

•
Contracted agents stood at approximately 52,500 as at March 31, 2013, a six per cent increase from March 31, 2012, with double digit growth in Indonesia and the Philippines. Following the year-end review of low producing agents, the number of contracted agents declined by two per cent from the December 31, 2012 level.

May 2, 2013 – Press Release Reporting First Quarter Results

•
Bank channel sales on an annualized insurance and wealth premium equivalent basis were US$134 million in the first quarter of 2013, an increase of 12 per cent compared with the first quarter 2012 and a decline of 10 per cent compared with fourth quarter of 2012.  Compared with the first quarter of 2012, higher bank channel sales in Indonesia and Japan were partly offset by lower bank channel sales in Taiwan for the reasons outlined in insurance sales above.  Compared with the fourth quarter of 2012, lower bank channel sales were due to lower sales in Taiwan, where prior year fourth quarter sales benefited from a new fund launch, lower sales in Indonesia following a record fourth quarter and the non-recurrence of increasing term product sales in Japan prior to product repricing.

Canadian Division

“We are pleased with the growth across our Canadian franchise”, said Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division.  “Strong momentum continued in our Manulife Mutual Funds franchise with record sales and record assets under management, outpacing industry growth5. Manulife Bank’s net lending assets increased during the quarter, despite an overall slowdown in the residential mortgage market and an aggressive competitive environment. Having led the market in sales in 20126, our Group businesses continued to produce solid results in key markets in the first quarter. In addition, we continued to drive our desired shift in product mix, reducing the proportion of insurance and variable annuity sales with guaranteed features.”

Individual wealth management sales of $2.4 billion for the first quarter of 2013 increased eight per cent compared with the first quarter of 2012, driven by record mutual fund sales, partially offset by lower new loan volumes and variable annuity deposits.

•
Record Manulife Mutual Fund (“MMF”) gross retail sales were $1.1 billion in the first quarter of 2013, more than twice first quarter 2012 volumes.  Net MMF sales outpaced industry growth5, reflecting our continued strong fund performance, increased penetration of third party recommended lists, and the increased breadth of fund offerings including our recently launched Manulife Private Investment Pools.  Assets under management increased to a record $22.8 billion at March 31, 2013, up 20 per cent from March 31, 2012, compared to industry growth of 11 per cent according to IFIC5.

•
Manulife Bank’s assets grew to $22 billion, an increase of five per cent over the first quarter of 2012.  While new loan volumes declined 30 per cent compared with first quarter 2012, reflecting the industry-wide slowdown in the residential mortgage market and a highly competitive environment, $739 million of new loans in the first quarter of 2013 and strong client retention contributed to the Bank’s record level of assets.

•
Variable annuity sales were $433 million, a decline of 30 per cent compared with the first quarter of 2012, reflecting the impact of product changes over the last few years.  Sales of fixed products in the first quarter of 2013 were $96 million, an increase of 12 per cent over the first quarter of last year.

Individual Insurance sales in the first quarter of 2013 continued to align with our strategy to reduce the proportion of sales of products with higher risk guaranteed long-duration features. Sales of recurring premium products were $56 million.  These results were 10 per cent lower compared with the first quarter of 2012 as anticipated, due to the impact of pricing and product changes in response to the low interest rate environment, and fewer large cases.

5
Based on Investor Economics Aggregates plus IFIC unsuppressed quarterly results including IFIC’s estimates of CI Investments and Invesco Trimark determined by publicly available information, as at March 31, 2013.

6	Based on LIMRA industry sales reports for the year ended December 31, 2012.

May 2, 2013 – Press Release Reporting First Quarter Results

Our Group businesses led the market in sales in 20126 and continued to achieve solid performance in the first quarter of 2013. Continued successful cross-selling efforts contributed a significant portion of sales in both Group businesses.

•
Group Retirement Solutions (“GRS”) reported an increase of 20 per cent in defined contribution product sales, our key target market, compared with the first quarter of 2012. Total GRS sales of $473 million were 15 per cent below the same period last year, reflecting lower sales of investment-only contracts.

•
Group Benefits sales in the first quarter of 2013 were $180 million. As a result of normal variability in large case accounts, sales declined 27 per cent compared with the very strong first quarter of 2012.  Sales in the small and mid-size market segments, our targeted growth areas, increased by over 20 per cent compared with first quarter 2012 levels.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division reported, "We are extremely pleased with our first quarter results. Record sales in Mutual Funds contributed to record funds under management in the Wealth Management businesses and John Hancock overall. On the insurance front, an increase in sales of repriced, lower risk products essentially replaced sales of products with long-term guarantees.”

Wealth Management first quarter 2013 sales were US$7.0 billion, an increase of 45 per cent compared with the same quarter of the prior year.

•
John Hancock Mutual Funds (“JH Funds”) first quarter 2013 sales reached our highest level ever. Sales of US$5.5 billion were 78 per cent higher than in the first quarter of 2012, with increases across all distribution channels. Institutional sales grew to 35 per cent of total sales from 28 per cent in the same quarter of the prior year. Bolstered by strong capital markets, JH Funds sales success was driven by strong distribution partnerships, a strong product lineup and a shift in market sentiment back to equity funds. As of March 31, 2013, JH Funds offered 25 Four- or Five-Star Morningstar7 rated equity and fixed income mutual funds. JH Funds experienced record positive net sales8 in the first quarter of 2013, making it the sixth consecutive quarter of net inflows. These sales and retention results propelled funds under management as of March 31, 2013 to a record of US$48 billion, a 26 per cent increase from March 31, 2012 and an increase of 13 per cent from December 31, 2012.

•
John Hancock Retirement Plan Services (“JH RPS”) first quarter sales were US$1.4 billion, an increase of five per cent compared with the same quarter in the prior year.  JH RPS continued to capitalize on the residual benefits of last year’s high plan turnover in the market and the strong sales together with favourable equity markets helped drive funds under management to a record US$76 billion as of March 31, 2013. Funds under management increased ten per cent compared with levels at March 31, 2012 and six per cent compared with levels at December 31, 2012. Our “TotalCare” product, a full service group annuity launched the previous quarter, continues to gain interest in the 401(k) market.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$84.1 billion as of March 31, 2013, a nine per cent increase over March 31, 2012. Lifestyle and Target Date funds continue to be a strong offering through JH Funds with sales of US$520 million in the first quarter of 2013, an increase of 11 per cent over the same quarter in the prior year, and

7
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

8
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the sales force channel. Figures exclude money market and 529 share classes.

May 2, 2013 – Press Release Reporting First Quarter Results

Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.6 billion or 68 per cent of premiums and deposits9 in the first quarter of 2013, an increase of six per cent over the same quarter in the prior year.  As of February 28, 2013 (the most recent available), John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products10.

•
In 2012, we announced that we closed our annuity business to new fixed and variable deferred annuity sales, and in March 2013, we closed new sales of remaining annuity products including single premium and structured settlements.

Insurance sales in the U.S. for the first quarter of 2013 increased one per cent compared with the same period in the prior year and included a higher proportion of sales from products with more favourable risk characteristics.

•
John Hancock Life (“JH Life”) sales of US$130 million were up eight per cent compared with first quarter 2012. Newly launched products continued to contribute to the sales success, with Protection universal life (“UL”) sales of US$57 million and Indexed UL sales of US$15 million.  In addition, we launched a new Indexed UL product focused on affordable protection in the first quarter of 2013.  Other U.S. insurers are now taking product actions similar to actions we took over the last few years, which may result in an improvement in our overall market position.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$12 million in the first quarter of 2013 declined 40 per cent compared with the same period in 2012, primarily due to the bi-annual inflationary addition sales in the prior year on the Federal program. Our new innovative retail product is now launched in 47 states through March 2013 and continues to gain traction in the market. A new gender distinct product has been approved in 42 states and will be launched in 36 states in the second quarter of 2013.

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “For the General Fund, we continued to deliver strong investment gains driven by excellent credit experience, the positive impact of fixed income trading, investments in private equities and real estate, and portfolio management actions partially offset by losses on the annual reappraisal of oil and gas investments.”

“We are very pleased with the continued strong investment performance from Manulife Asset Management,” said Mr. Thomson.  “Equity and fixed income products outperformed during the quarter, and almost all asset classes are outperforming on a 1, 3, and 5-year basis.”

“We continue to acquire high quality, good relative value assets; on March 15, 2013, we executed an agreement to purchase One Bay East, an office tower to be constructed in Kowloon, Hong Kong.  This marks our largest real estate transaction to date ($588 million) and the property will be an exceptional complement to our global real estate portfolio. Completion is expected in 2015 with occupancy in 2016, at which point it will serve as the headquarters for our Hong Kong operations,” added Mr. Thomson.

Assets managed by Manulife Asset Management (“MAM”) were $252 billion as at March 31, 2013, an increase of $14 billion from December 31, 2012.  At March 31, 2013, MAM had a total of 68 Four-and Five-Star Morningstar rated funds, an increase of three funds since December 31, 2012.

9	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

May 2, 2013 – Press Release Reporting First Quarter Results

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after June 19, 2013 to shareholders of record at the close of business on May 14, 2013.

The Board of Directors approved that, in respect of the Company’s June 19, 2013 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In Canada, Manulife Financial was named the top rated insurance company by Brand Finance Canada.

In Asia and the U.S., seven funds managed by Manulife Asset Management received investment excellence awards from Lipper and two from Morningstar. Manulife Asset Management won three Lipper Fund awards in Hong Kong and one in Taiwan. In the U.S., John Hancock received six investment excellence awards from Lipper, three for funds managed by Manulife Asset Management. Manulife Asset Management also won two awards for its strong performance in Hong Kong and Taiwan from Morningstar.

In Indonesia, Manulife Indonesia received the Excellent Service Experience Award 2013 from leading business newspaper Bisnis Indonesia and Carre Center for Customer Satisfaction and Loyalty. Companies were evaluated in three categories: Customer Sense, Customer Emotion and Customer Problem Solution with Manulife Indonesia receiving the highest score in the life and health insurance category.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 2, 2013.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on May 2, 2013 until May 16, 2013 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on May 2, 2013. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The First Quarter 2013 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com
Anique Asher (416) 852-9580 anique_asher@manulife.com

May 2, 2013 – Press Release Reporting First Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 2, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. First quarter highlights	1. Variable annuity and segregated fund guarantees
2. Other items of note	2. Publicly traded equity performance risk
3. Interest rate and spread risk
B FINANCIAL HIGHLIGHTS
1. First quarter earnings analysis	E ACCOUNTING MATTERS AND CONTROLS
2. Premiums and deposits	1. Critical accounting and actuarial policies
3. Funds under management	2. Actuarial methods and assumptions
4. Capital	3. Sensitivity of policy liabilities to updates to assumptions
5. U.S. GAAP results	4. Accounting and reporting changes

C PERFORMANCE BY DIVISION	F OTHER
1. Asia	1. Performance and non-GAAP measures
2. Canadian	2. Caution regarding forward-looking statements
3. U.S.
4. Corporate and Other

May 2, 2013 – Press Release Reporting First Quarter Results

A         OVERVIEW

A1	First quarter highlights

In the first quarter of 2013, we reported net income attributed to shareholders of $540 million compared with $1,225 million in the first quarter of 2012 and reported core earnings11 of $619 million in the first quarter of 2013 compared with $526 million in the first quarter of 2012.

Core earnings increased $93 million compared with the first quarter of 2012 and $65 million compared with the fourth quarter of 2012.

The major drivers of the $93 million variance compared with the first quarter of 2012 were:

•
U.S. Division core earnings increased by US$179 million due to favourable claims experience compared to claims losses in the prior year, the settlement of certain tax positions, improved new business margins and higher fee income in the wealth business from higher average assets under management and a lower amortization of deferred acquisition costs.

•
Canadian Division core earnings increased by $7 million. The favourable impact of growth in business, higher net fee income and improved lapse experience was partially offset by less favourable tax items. Earnings in both periods were dampened by unfavourable claims experience driven by repriceable products that do not have long-term guarantees.

•
Asia Division core earnings decreased by US$43 million as the favourable impact of business growth was more than offset by sales of the high margin Cancer product in Japan that occurred in the first quarter 2012 and a US$19 million unfavourable currency impact.

•
Corporate and Other core earnings declined by $15 million primarily related to settlements of certain run off accident and health reinsurance business in the first quarter of 2012.  In addition, lower financing charges due to interest costs from lower outstanding debt were partially offset by higher costs related to the under accrual of 2012 incentive payments, legal provisions and project costs related to our Efficiency and Effectiveness initiative announced last year.

•	The expected cost of macro hedges increased by $41 million due to increased hedging activity.

The difference between core earnings and net income attributed to shareholders in the first quarter of 2013 was $79 million and consisted of a $208 million net charge for the direct impact of equity markets and interest rates and a $69 million charge primarily attributed to the impact of method and modeling refinements in the projection of certain liability related cash flows, partially offset by a gain of $101 million related to our hedged variable annuity guarantee business and $97 million related to investment results in excess of the $50 million included in core earnings.

•
The $208 million net charge for the direct impact of equity markets and interest rates included $350 million of charges related to interest rates, partially offset by a gain of $142 million related to equity markets.

•
The total $147 million net gain related to investment results included fixed income and alternative long-duration asset investing, portfolio management actions and excellent credit experience, partially offset by losses on the annual reappraisal of oil and gas investments.

Core earnings increased by $65 million compared to the fourth quarter of 2012. The major drivers were higher new business margins, lower amortization of deferred acquisition costs and the expected decline in expenses related to the higher fourth quarter incentive, legal and system costs.  Partially offsetting these increases were the unfavourable claims experience in the first quarter of 2013 and the non-recurrence of the fourth quarter release of excess Property and Casualty Reinsurance provisions. In both quarters, we reported tax related gains in excess of $40 million.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 217 per cent compared with 211 per cent at the end of the fourth quarter of 2012.  The ratio increased as a result of earnings in

11	Core earnings is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

excess of cash dividends and the net favourable impact of changes in the MCCSR guidelines, partially offset by net capital redemptions.

Insurance sales12 were $619 million in the first quarter of 2013, a decrease13 of 23 per cent compared with the first quarter of 2012.  Sales in Asia were 31 per cent lower due to two events that occurred in the first quarter of 2012: we announced future product actions in Taiwan and the tax authorities in Japan announced tax changes effective later in 2012.  In Canada, sales were 24 per cent lower due to normal variability in large case Group Benefits accounts and retail product actions taken related to the low interest rate environment. In the U.S., sales increased slightly and were in line with our product strategies.

Wealth sales in the first quarter of 2013 set a quarterly record of $12.4 billion. Total Wealth Sales increased 43 per cent compared with the first quarter of 2012 with Asia Division’s sales more than doubling and U.S. Division’s sales increasing by 45 per cent. In Canada, while mutual fund sales were more than double those in the first quarter of 2012, the increase was partially offset by lower new bank loan volumes, resulting in a net overall increase of three per cent.

A2	Other items of note

As a result of the retrospective adoption of new accounting standards (IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements”), full year 2012 net income increased by $74 million and shareholders’ equity at December 31, 2012 decreased by $737 million, of which $595 million was related to pension plans.  The decrease related to pension plans will be amortized into available capital for MCCSR purposes by December 31, 2014 on a straight-line basis.  The remaining adjustments to opening equity related mainly to cash flow hedge accounting for certain entities no longer consolidated.  The hedge accounting changes do not impact MLI’s MCCSR available capital position.

Favourable equity markets and increased hedging significantly reduced our equity exposure.  As at March 31, 2013, we estimate that approximately 78 to 87 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012.  In addition, the amount at risk on variable annuity contracts, net of reinsurance, declined by $2.5 billion in the first quarter of 2013 or 24 per cent compared to December 31, 2012 (see Sections D1 and D2 below).

12	This item is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

13
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

B         FINANCIAL HIGHLIGHTS

C$ millions, unless otherwise stated,	Quarterly Results
unaudited	1Q 2013	4Q 2012 (restated )(1)	1Q 2012 (restated)(1)
Net income attributed to shareholders	$540	$1,077	$1,225
Preferred share dividends	32	29	24
Common shareholders’ net income	$508	$1,048	$1,201
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(2)	$619	$554	$526
Investment related gains in excess of amounts included in core earnings	97	321	209
Core earnings plus investment related gains in excess of amounts included in core earnings	$716	$875	$735
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates	(208)	(18)	75
Changes in actuarial methods and assumptions, excluding URR	(69)	(87)	12
Other items	101	307	403
Net income attributed to shareholders	$540	$1,077	$1,225
Basic earnings per common share (C$)	$0.28	$0.57	$0.67
Diluted earnings per common share (C$)	$0.28	$0.57	$0.63
Diluted core earnings per common share (C$)(2)	$0.32	$0.29	$0.27
Return on common shareholders’ equity (ROE) (%)	9.1%	19.2%	22.1%
Core ROE (%)(2)	10.6%	9.6%	9.2%
U.S. GAAP net (loss) income attributed to shareholders(2)	$(345)	$237	$(364)
Sales(2) Insurance products	$619	$929	$823
Wealth products	$12,423	$10,439	$8,724
Premiums and deposits(2) Insurance products	$6,002	$6,629	$5,687
Wealth products	$16,331	$17,499	$11,453
Funds under management (C$ billions)(2)	$555	$531	$511
Capital (C$ billions)(2)	$30.1	$29.2	$29.9
MLI’s MCCSR ratio	217%	211%	225%

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.
(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

B1         First quarter earnings analysis

The table below reconciles the first quarter 2013 core earnings of $619 million to the reported net income attributed to shareholders of $540 million.

C$ millions, unaudited	1Q 2013	4Q 2012 (restated)(1)	1Q 2012 (restated)(1)
Core earnings (losses)(2)
Asia Division	$226	$180	$267
Canadian Division	179	233	172
U.S. Division	440	293	257
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(128)	(62)	(113)
Expected cost of macro hedges(3)	(148)	(140)	(107)
Investment gains included in core earnings	50	50	50
Core earnings	$619	$554	$526
Investment related gains in excess of amounts included in core earnings	97	321	209
Core earnings plus investment related gains in excess of amounts included in core earnings	$716	$875	$735
Material and exceptional tax related items(4)	-	264	58
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged(5)	101	100	223
Direct impact of equity markets and interest rates (see table below)(6)	(208)	(18)	75
Changes in actuarial methods and assumptions, excluding URR(7)	(69)	(87)	12
Restructuring charge related to organizational design(8)	-	(57)	-
Favourable impact on policy liabilities of variable annuity product changes	-	-	122
Net income attributed to shareholders	$540	$1,077	$1,225

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.
(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)
The first quarter 2013 net loss from macro equity hedges was $878 million and consisted of a $148 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $730 million because actual markets outperformed our valuation assumptions. This latter amount is included in the direct impact of equity markets and interest rates (see table below).

(4)
In accordance with our definition of core earnings outlined in section F1, the fourth quarter tax related items were considered material and exceptional in nature and therefore not included in core earnings.  Please note that core earnings does include routine type tax transactions and provisions.

(5)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the first quarter 2013 was mostly because our equity fund results outperformed indices and there was a gain on the release of provision for adverse deviation associated with more favourable equity markets.  See the Risk Management section of our 2012 Annual MD&A.

(6)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including quarterly URR update for North American business units, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of AFS bonds and derivative positions in the surplus segment.  See table below for components of this item.

(7)	The first quarter 2013 charge of $69 million is primarily attributed to the impact of method and modeling refinements in the projection of certain liability related cash flows.
(8)	The restructuring charge relates to severance under the Company’s Organizational Design Project. The project is designed to reduce the number of management layers in the organization.

May 2, 2013 – Press Release Reporting First Quarter Results

The gain (loss) related to the direct impact of equity markets and interest rates in the table above is attributable to:

C$ millions, unaudited	1Q 2013	4Q 2012	1Q 2012
Variable annuity guarantee liabilities that are not dynamically hedged	$757	$556	$982
General fund equity investments supporting policy liabilities(1)	115	48	121
Macro equity hedges relative to expected costs(2)	(730)	(292)	(556)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(3)	(245)	(290)	(425)
Sale of Available-for-Sale (“AFS”) bonds and derivative positions in the Corporate and Other segment	(8)	(40)	(47)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(97)	-	-
Direct impact of equity markets and interest rates	$(208)	$(18)	$75

(1)	The impact on general fund equity investments supporting policy liabilities includes the capitalized impact on fees for variable universal life policies.
(2)
In the first quarter of 2013, gross equity hedging charges of $730 million from macro hedge experience and charges of  $531 million from dynamic hedging experience were offset by gross equity exposure gains of $1,504 million.

(3)	The charge in first quarter 2013 for fixed income assumptions was driven by the increase in swap spreads.

B2           Premiums and deposits

Premiums and deposits14 for insurance products were $6.0 billion in the first quarter of 2013, an increase of seven per cent compared with the first quarter of 2012.  This included an increase of 11 per cent in Asia, five per cent in Canada and seven per cent in the U.S.

Premiums and deposits for wealth products were $16.3 billion in the first quarter of 2013, an increase of $4.9 billion or 42 per cent compared with the first quarter of 2012. Growth was driven by very strong mutual fund sales.

B3         Funds under management14

Funds under management at the end of March 31, 2013 were a record $555 billion, an increase of $44 billion, or eight per cent on a constant currency basis14, compared with March 31, 2012.  The increase was attributed to $40 billion of favourable investment returns and $18 billion of net positive policyholder cash flows, partially offset by the transfer of $7 billion of assets related to the reinsurance of our U.S. fixed deferred annuity business, $3 billion due to currency movements and $4 billion of non-policyholder cash outflows (expenses, commissions, taxes and other items).

B4         Capital

MFC’s total capital14 as at March 31, 2013 was $30.1 billion, an increase of $0.8 billion from December 31, 2012 and $0.2 billion from March 31, 2012. The increase from March 31, 2012 was primarily driven by net earnings of $1.0 billion and an increase in unrealized gains on AFS securities of $0.2 billion, partially offset by net capital redemptions of $0.4 billion and cash dividends of $0.8 billion over the period.

As noted in Section A1 above, MLI’s MCCSR ratio closed the quarter at 217 per cent compared with 211 per cent at the end of the fourth quarter 2012.

14	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

B5         U.S. GAAP results

Net loss attributed to shareholders in accordance with U.S. GAAP for the first quarter of 2013 was $345 million, compared with net income attributed to shareholders of $540 million under IFRS.  The net loss in accordance with U.S. GAAP included $804 million related to losses with respect to our variable annuity business and macro hedges.  Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore when equity markets are favourable the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net loss attributed to shareholders in accordance with U.S. GAAP for the first quarter of 2013 follows, with major differences expanded upon below:

C$ millions, unaudited
For the quarters ended March 31,	2013	2012 (restated)(1)
Net income attributed to shareholders in accordance with IFRS	$540	$1,225
Key earnings differences:
For variable annuity guarantee liabilities	$(784)	$(1,397)
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(119)	(220)
New business differences including acquisition costs	(188)	(160)
Changes in actuarial methods and assumptions, excluding URR	79	(21)
Other differences	127	209
Total earnings differences	$(885)	$(1,589)
Net loss attributed to shareholders in accordance with U.S. GAAP	$(345)	$(364)

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedged assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the first quarter of 2013, we reported a net gain of $74 million (2012 – charge of $192 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $858 million under IFRS (2012 – gain of $1,205 million).

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The first quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net charge of $80 million (2012 – loss of $45 million) compared with U.S. GAAP net realized losses and other investment losses of $199 million (2012 – loss of $265 million).

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

May 2, 2013 – Press Release Reporting First Quarter Results

Changes in actuarial methods and assumptions

The charge recognized under IFRS from changes in actuarial methods and assumptions of $69 million in the first quarter of 2013 (2012 – gain of $12 million) compared to a gain of $10 million (2012 – charge of $9 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP15 as at March 31, 2013 was approximately $16 billion higher than under IFRS.  Of this difference, approximately $9 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at March 31, 2013 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

As at C$ millions, unaudited	March 31, 2013	December 31, 2012 (restated)(1)
Total equity in accordance with IFRS	$25,791	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	8,821	9,715
Differences in Accumulated Other Comprehensive Income attributed to:
(i) AFS securities and other	5,650	5,623
(ii) Cash flow hedges	2,458	2,575
(iii) Translation of net foreign operations(2)	(1,317)	(1,457)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	237	240
Total equity in accordance with U.S. GAAP	$41,640	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

15	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 2, 2013 – Press Release Reporting First Quarter Results

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2013	4Q 2012	1Q 2012
Net income attributed to shareholders	$928	$682	$1,111
Core earnings	226	180	267
Premiums and deposits	4,468	4,403	2,866
Funds under management (billions)	78.8	77.7	72.0
U.S. dollars
Net income attributed to shareholders	$920	$689	$1,110
Core earnings	224	182	267
Premiums and deposits	4,430	4,441	2,862
Funds under management (billions)	77.5	78.1	72.1

Asia Division’s net income attributed to shareholders was US$920 million for the first quarter of 2013 compared with US$1.1 billion for the first quarter of 2012. Core earnings of US$224 million decreased by US$43 million compared with the first quarter 2012.  While business growth contributed to core earnings, this was more than offset by high margin Cancer product sales in Japan that occurred in the first quarter of 2012 in advance of tax changes and a currency impact of US$19 million.

Of the US$696 million difference between core earnings and net income attributed to shareholders, US$655 million related to the direct impact of equity markets, interest rates and foreign currency changes on the variable annuity business.  As noted in Section D1, the amount at risk related to the Japan variable annuity business decreased US$1.0 billion from US$2.1 billion at December 31, 2012 to US$1.1 billion as at March 31, 2013.

Premiums and deposits for the first quarter of 2013 were US$4.4 billion, up US$1.6 billion from the first quarter of 2012.  Premiums and deposits for insurance products were US$1.6 billion, an increase of 11 per cent due to in-force business growth partly offset by lower new business premiums. Wealth management premiums and deposits were US$2.8 billion, an increase of 126 per cent due to strong mutual fund and pension sales.

Funds under management as at March 31, 2013 were US$77.5 billion, an increase of US$5.4 billion or 13 per cent, on a constant currency basis, compared with March 31, 2012.  Growth was driven by policyholder cash flows of US$7.0 billion partially offset by US$3.7 billion related to the unfavourable impact of currency.  The currency impact for just the first quarter 2013 was US$2.5 billion driving the decline in funds under management compared with December 31, 2012.

May 2, 2013 – Press Release Reporting First Quarter Results

C2         Canadian Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2013	4Q 2012	1Q 2012
Net (loss) income attributed to shareholders	$(62)	$251	$317
Core earnings	179	233	172
Premiums and deposits	5,335	4,668	4,726
Funds under management (billions)	136.5	133.2	125.6

Canadian Division’s net loss attributed to shareholders was $62 million for the first quarter of 2013 compared with net income of $317 million for the first quarter of 2012. The net loss primarily related to the direct impact of interest rate and other investment related losses. First quarter core earnings of $179 million were $7 million higher than the first quarter of 2012. The favourable impact of growth in business, higher net fee income and improved lapse experience was partially offset by less favourable tax items.  Core earnings in both periods were dampened by unfavourable claims experience, albeit in businesses featuring repriceable products that do not have long-term guarantees.  Excluded from core earnings in the first quarter of 2013 were $241 million of investment related losses (2012 – gain of $23 million).  In the first quarter of 2012, a $122 million gain related to segregated fund product changes was also excluded from core earnings.

Premiums and deposits in the first quarter of 2013 were $5.3 billion, an increase of $0.6 billion or  13 per cent compared with the first quarter 2012. The increase was primarily driven by record mutual fund sales, partially offset by lower variable annuity deposits and a decline in the rate of growth of Manulife Bank lending assets.

Funds under management were a record $136.5 billion as at March 31, 2013, an increase of nine per cent or $11 billion compared with March 31, 2012. The increase reflects business growth driven by the wealth management businesses and net increases in asset market values as a result of reductions in interest rates and equity market appreciation over the past 12 months.

C3           U.S. Division
($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2013	4Q 2012 (restated)(1)	1Q 2012 (restated)(1)
Net income attributed to shareholders	$726	$726	$576
Core earnings	440	293	257
Premiums and deposits	11,725	9,661	9,089
Funds under management (billions)(2)	307.3	292.7	286.3

U.S. dollars
Net income attributed to shareholders	$720	$733	$576
Core earnings	436	297	257
Premiums and deposits	11,629	9,743	9,078
Funds under management (billions)(2)	302.6	294.2	286.6
(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.
(2)	Reflects the impact of annuity reinsurance transactions in 2012.

U.S. Division’s net income attributed to shareholders was US$720 million for the first quarter of 2013 compared with US$576 million for the first quarter of 2012. Core earnings for the first quarter of 2013 were US$436 million, an increase of US$179 million compared with the first quarter of 2012. Contributing to the increase were favourable claims experience, the settlement of certain tax positions, improved new business margins as a result of product actions, price increases and business mix and higher fee income from higher average assets under management and a lower amortization of deferred acquisition costs.  Items reconciling core earnings to net income attributed

May 2, 2013 – Press Release Reporting First Quarter Results

to shareholders in the first quarter of 2013 included other investment related gains of US$326 million, partially offset by a charge for the direct impact of equity markets and interest rates of US$42 million.

Premiums and deposits for the first quarter of 2013 were a record US$11.6 billion, an increase of 28 per cent from the first quarter of 2012. The increase was primarily driven by higher sales of mutual funds and 401(k) plans and higher life insurance premiums, partially offset by the closing of our annuity business to new sales.

Funds under management as at March 31, 2013 were a record US$302.6 billion, up six per cent from March 31, 2012. The increase was due to positive investment returns, the impact of lower interest rates on the market value of funds under management and net wealth sales in Wealth Asset Management, partially offset by surrender and benefit payments in John Hancock Annuities and the transfer of US$7.2 billion in assets related to the fixed deferred annuity reinsurance transactions in 2012.

C4         Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2013	4Q 2012 (restated)(1)	1Q 2012 (restated)(1)
Net loss attributed to shareholders	$(1,052)	$(582)	$(779)
Core losses (excl. macro hedges and core investment gains)	$(128)	$(62)	$(113)
Expected cost of macro hedges	(148)	(140)	(107)
Investment gains included in core earnings	50	50	50
Total core losses	$(226)	$(152)	$(170)
Premiums and deposits	$805	$5,396	$459
Funds under management (billions)	32.7	27.6	26.9
(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs, Investment Division’s external asset management business, Property and Casualty (“P&C”) Reinsurance business, as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $1,052 million for the first quarter of 2013 compared to a net loss of $779 million for the first quarter of 2012. Core losses were $226 million in the first quarter of 2013 and $170 million in the first quarter of 2012.

Charges in the first quarter of 2013 not included in core earnings totaled $826 million.  These included: $730 million of net experience losses on macro hedges, a $69 million charge for changes in actuarial methods and assumptions, and $8 million of net realized losses on AFS bonds and related interest rate swaps. In addition, the classification of $50 million of investment gains is reported in the Corporate and Other segment as a charge to non-core earnings and a gain to core earnings. Partially offsetting these losses was $31 million related to other mark-to-market gains.

The increase in core losses of $56 million over the same quarter last year reflects an increase in the expected cost of macro hedging of $41 million due to increased hedging and a decline in earnings on the Reinsurance business of $13 million reflecting non-recurrence of commutation gains reported in 2012.

Premiums and deposits for the first quarter of 2013 were $805 million compared with $459 million for the first quarter of 2012. This increase reflects the impact of deposits from existing institutional asset management clients.

Funds under management of $32.7 billion as at March 31, 2013 (March 31, 2012 – $26.9 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $29.9

May 2, 2013 – Press Release Reporting First Quarter Results

billion (2012 – $24.0 billion) and $8.7 billion (2012 – $8.0 billion) of the Company’s own funds, partially offset by a $5.9 billion (2012 – $5.1 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1         Variable annuity and segregated fund guarantees

Favourable equity markets reduced the amount at risk on variable annuity contracts, net of reinsurance to $7.8 billion at March 31, 2013, a decline of $2.5 billion or 24 per cent from December 31, 2012.

Risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business are mitigated by the combination of our dynamic and macro hedging strategies (see Section D2).

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees net of reinsurance

As at	March 31, 2013			December 31, 2012
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)(5)	Guarantee value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,522	$5,117	$1,426	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	65,633	60,769	5,727	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	19,250	21,485	623	20,380	21,468	1,383
Gross living benefits(2)	$91,405	$87,371	$7,776	$92,442	$85,085	$10,196
Gross death benefits(3)	13,068	10,932	1,857	13,316	10,622	2,206
Total gross of reinsurance and hedging	$104,473	$98,303	$9,633	$105,758	$95,707	$12,402
Living benefits reinsured	$5,720	$4,502	$1,233	$5,780	$4,358	$1,427
Death benefits reinsured	3,666	3,279	644	3,673	3,140	709
Total reinsured	$9,386	$7,781	$1,877	$9,453	$7,498	$2,136
Total, net of reinsurance	$95,087	$90,522	$7,756	$96,305	$88,209	$10,266

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2013 was $7,756 million (December 31, 2012 – $10,266 million) of which: US$4,394 million (December 31, 2012 – US$5,452 million) was on our U.S. business, $1,806 million (December 31, 2012 – $2,354 million) was on our Canadian business, US$1,099 million (December 31, 2012 – US$2,094 million) was on our Japan business and US$365 million (December 31, 2012 – US$407 million) was related to Asia (other than Japan) and our run-off reinsurance business.

The policy liabilities established for these benefits were $5,909 million at March 31, 2013 (December 31, 2012 – $7,948 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $1,767 million at March 31, 2013 (December 31, 2012 – $2,695 million).  The policy liabilities for the hedged block were $4,142 million at March 31, 2013 (December 31, 2012 – $5,253 million). Policy liabilities decreased over the quarter largely due to the favourable impact of the increase in equity markets.

May 2, 2013 – Press Release Reporting First Quarter Results

Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D2         Publicly traded equity performance risk

We continue to exceed our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges.  As at March 31, 2013, we estimate that approximately 78 to 87 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012.  The lower end of the range is based on the dynamically hedged assets that exist at March 31, 2013 and assumes rebalancing of equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals and the upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

As outlined in our 2012 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. The potential impact is shown assuming that:

(a)	the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation, and

(b)
the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

In addition, in the first quarter of 2013 we refined our assumptions and now assume that in positive market shock scenarios we reduce the equity hedges in our macro equity risk hedging strategy.  We continue to assume that we rebalance our macro equity hedges in negative market shock scenarios.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

May 2, 2013 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(5,180)	$(3,160)	$(1,390)	$1,010	$1,690	$2,090
Asset based fees	(290)	(190)	(100)	100	190	290
General fund equity investments(3)	(470)	(320)	(150)	150	290	400
Total underlying sensitivity	$(5,940)	$(3,670)	$(1,640)	$1,260	$2,170	$2,780

Impact of hedge assets

Impact of macro hedge assets (4)	$2,150	$1,430	$720	$(720)	$(1,070)	$(1,280)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	2,800	1,690	710	-470	-810	-1,050
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,950	$3,120	$1,430	$(1,190)	$(1,880)	$(2,330)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(990)	$(550)	$(210)	$70	$290	$450

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(590)	(390)	(150)	(10)	(30)	(40)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,580)	$(940)	$(360)	$60	$260	$410

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	83%	85%	87%	94%	87%	84%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	73%	74%	78%	95%	88%	85%

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
In the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculations, and now assume that we reduce the equity hedges in our Macro Hedge Program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.
(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

May 2, 2013 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)					restated(4)	restated(4)

Variable annuity guarantees	$(5,640)	$(3,510)	$(1,580)	$1,260	$2,220	$2,930
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(380)	(260)	(130)	120	230	350
Total underlying sensitivity	$(6,290)	$(3,950)	$(1,800)	$1,470	$2,630	$3,550

Impact of hedge assets

Impact of macro hedge assets (4)	$2,010	$1,340	$670	$(670)	$(1,160)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,070	1,890	820	-600	-1,010	-1,300
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,080	$3,230	$1,490	$(1,270)	$(2,170)	$(2,880)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,210)	$(720)	$(310)	$200	$460	$670

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	-710	-470	-190	-10	-40	-70

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,920)	$(1,190)	$(500)	$190	$420	$600

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	82%	83%	86%	83%	81%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	69%	70%	72%	87%	84%	83%

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
The numbers above were restated to reflect the fact that in the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculations.  We now assume that we reduce the equity hedges in our Macro Hedge Program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.
(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

May 2, 2013 – Press Release Reporting First Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2013	(14)	(9)	(3)	4	15	23
December 31, 2012	(17)	(11)	(5)	1	3	9

(1)
See “Caution related to sensitivities” above.  In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, including the provisions for adverse deviation. The estimated amount that would not be completely offset assumes that provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	March 31, 2013	December 31, 2012
C$ millions
For variable annuity guarantee dynamic hedging strategy	$ 7,600	$9,500
For macro equity risk hedging strategy	8,500	7,800
Total	$ 16,100	$ 17,300

During the quarter, the notional value of hedges in our dynamic hedging strategy decreased due to the normal rebalancing activities associated with positive equity markets.  The notional value of hedges in our macro hedging strategy increased as favourable markets increased the value of the contracts held, and reduced our overall earnings exposure to equity markets.

D3         Interest rate and spread risk

As at March 31, 2013, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $600 million and continues to be ahead of our 2014 year-end goal of $1.1 billion. The $200 million increase in sensitivity from December 31, 2012 was primarily attributable to the interest rate movements in the quarter and a change in the prescribed scenario used to determine reserves in Japan.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

May 2, 2013 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	March 31, 2013				December 31, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$400		$(400)		$200
From fair value changes in AFS assets held in surplus, if realized	900		(800)		800		(700)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(15)		14		(16)		10
From fair value changes in AFS assets held in surplus, if realized	6		(5)		5		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.  The potential increase in required capital accounted for 10 of the 15 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	March 31, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$600	$500
Decrease 50 basis points	(600)	(1,000)
Swap spreads
Increase 20 basis points	$(500)	$(600)
Decrease 20 basis points	500	600

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

May 2, 2013 – Press Release Reporting First Quarter Results

As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of the change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear. Based on spreads at the end of the first quarter of 2013, a 50 basis point decline in corporate spreads would not result in a movement to a different prescribed reinvestment scenario for policy liability valuation in any jurisdictions.  As at December 31, 2012, the potential earnings impact of a 50 basis point decline in corporate spreads included approximately $400 million related to the impact of the scenario change.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2         Actuarial methods and assumptions

As noted in section A1 above, in the first quarter of 2013 we reported a post-tax charge of $69 million for the impact of changes to actuarial methods and assumptions.  The charge was primarily attributed to the impact of method and modeling refinements in the projection of certain liability related cashflows.

E3         Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment. As our disclosure with respect to the estimated impact on net income for the next five years and the following five years from changes in fixed income URR driven by changes in risk free rates has not changed materially from that disclosed in our 2012 Annual Report, it is not shown here.

May 2, 2013 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	March 31, 2013		December 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$800	$(800)	$800	$(900)
100 basis point change in future annual returns for alternative long-duration assets(2)	3,900	(3,900)	3,900	(4,000)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $500 million (December 31, 2012 – $500 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(500) million (December 31, 2012 – $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $100 million in sensitivity from December 31, 2012 to March 31, 2013 is primarily related to the increase in corporate spreads and risk free rates in some jurisdictions during the quarter, increasing the rate at which funds can be reinvested.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4           Accounting and reporting changes

Effective January 1, 2013, the Company adopted the amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” retrospectively and adopted disclosure amendments to three standards. As a result of these adoptions, full year 2012 net income increased by $74 million and total shareholders’ equity at December 31, 2012 decreased by $737 million. Details of the changes are outlined below.

The amendments to IAS 19 “Employee Benefits” require the full funded status of the employee plans to be reflected as the net defined benefit liability or asset in the Consolidated Statements of Financial Position.  Actuarial gains and losses are recognized in full in Accumulated Other Comprehensive Income (“AOCI”) when they occur and are no longer recognized in net income. Past service costs or credits are immediately recognized in income when a plan is amended. Interest costs and expected return on plan assets under old IAS 19 have been replaced with a net interest cost or revenue calculated by applying the discount rate to the net defined benefit liability or asset.  Further, these amendments include enhanced disclosures about the characteristics of those plans and the risks to which the entity is exposed through participation in those plans.

IFRS 10 “Consolidated Financial Statements”, applied retrospectively, replaced the consolidation guidance in IAS 27 “Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities” and introduced a single control model to be used while assessing control over another entity (the “investee”).  Under IFRS 10, control results from an investor having: power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of its returns from the investee.

The Company applied significant judgment in its assessment of control. The assessment included the effect of its voting rights over decision making and management agreements, if any, with investee, the significance of benefits to which it is exposed as a result of its relationship with the investees and the degree to which the Company can use its power to affect its returns from investees. The adoption of IFRS 10 resulted in deconsolidation of investments in a timber company and a private investment fund, as well as three financing trusts. The adoption did not result in the consolidation of any additional investments.

May 2, 2013 – Press Release Reporting First Quarter Results

The following table summarizes the changes.

	IAS 19R		IFRS 10		Total
C$ millions, unaudited	Pension Plans	Other	Invest-ments	Financing Trusts	Reclassifi-cation(2)
Total assets as at December 31, 2012	$(562)	$-	$(813)	$5	$297	$(1,073)
Investment contract liabilities	$-	$-	$-	$(4)	-	$(4)
Deferred tax liability	(277)	11	(13)	(109)	297	(91)
Other liabilities	310	(33)	(613)	299	-	(37)
Long-term debt	-	-	-	(406)	-	(406)
Liabilities for preferred shares and capital instruments	-	-	-	402	-	402
Total liabilities	$33	$(22)	$(626)	$182	$297	$(136)
Shareholders’ retained earnings	$74	$7	$-	$(3)	$-	$78
Shareholders’ AOCI including cash flow hedges	(669)	15	13	(174)	-	(815)
Total shareholders’ equity	$(595)	$22	$13	$(177)	$-	$(737)
Non-controlling interests in subsidiaries	-	-	(200)	-	-	(200)
Total liabilities and equity as at December 31, 2012	$(562)	$-	$(813)	$5	$297	$(1,073)
2012 net income (loss) attributed to shareholders(1)	$74	$(7)	$-	$7	$-	$74
2012 basic and diluted earnings per share	$0.04	$0.00	$-	$0.00	$-	$0.04

(1)
Adoption of IFRS 10 and IAS 19 resulted in an increase in net income of $19 million, $19 million, $16 million and $20 million for each of the three month periods ended March 31, June 30, September 30 and December 31, 2012, respectively. These amounts represent $0.01 per share for each quarter of 2012.

(2)	Amounts have been reclassified to conform with the current period’s presentation.

May 2, 2013 – Press Release Reporting First Quarter Results

F         OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Core Earnings Per Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital;  New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year which are referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:
•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.

May 2, 2013 – Press Release Reporting First Quarter Results

•	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

May 2, 2013 – Press Release Reporting First Quarter Results

Total Company

	Quarterly Results
C$ millions, unaudited	2013		2012 (restated)(1)								2011
	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
Core earnings (losses)
Asia Division	$226		$180		$230		$286		$267		$213		$220		$253
Canadian Division	179		233		229		201		172		142		259		233
U.S. Division	440		293		288		247		257		189		260		266
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(128)		(62)		(103)		(67)		(113)		(124)		(58)		(8)
Expected cost of macro hedges	(148)		(140)		(124)		(118)		(107)		(97)		(107)		(104)
Investment gains included in core earnings	50		50		50		50		50		50		50		50
Total core earnings	$619		$554		$570		$599		$526		$373		$624		$690
Investment related gains in excess of amounts included in core earnings	97		321		365		54		209		261		236		323
Core earnings plus investment related gains in excess of amounts included in core earnings	$716		$875		$935		$653		$735		$634		$860		$1,013
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	101		100		122		(269)		223		(193)		(900)		(52)
Impact of major reinsurance transactions, in-force product changes	-		-		26		112		122		-		-		-
Direct impact of equity markets and interest rates (see table below)	(208)		(18)		(88)		(727)		75		153		(889)		(439)
Change in actuarial methods and assumptions, excluding URR	(69)		(87)		(1,006)		-		12		2		(651)		(32)
Goodwill impairment charge	-		-		(200)		-		-		(665)		-		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		(50)		-		-		303		-
Tax items and restructuring charge related to organizational design	-		207		-		-		58		-		-		-
Net income (loss) attributed to shareholders	$540		$1,077		$(211)		$(281)		$1,225		$(69)		$(1,277)		$490

Direct impact of equity markets and interest rates:
Gains (charges) on variable annuity liabilities that are not dynamically hedged	$757		$556		$298		$(758)		$982		$234		$(1,211)		$(217)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	115		48		55		(116)		121		56		(227)		(73)
Gains (charges) on macro equity hedges relative to expected costs	(730)		(292)		(86)		423		(556)		(250)		882		142
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(245)		(290)		(330)		305		(425)		122		(567)		(28)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(8)		(40)		(25)		96		(47)		(9)		301		107
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(97)		-		-		(677)		-		-		(67)		(370)
Direct impact of equity markets and interest rates	$(208)		$(18)		$(88)		$(727)		$75		$153		$(889)		$(439)
(1)   The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.
    For a detailed description of the change see Sections A2 and E4 above.

May 2, 2013 – Press Release Reporting First Quarter Results

Asia Division

	Quarterly Results
C$ millions, unaudited	2013		2012								2011
	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Asia Division core earnings	$226		$180		$230		$286		$267		$213		$220		$253		$252
Investment related gains in excess of amounts included in core earnings	43		33		12		28		(18)		47		126		7		24
Core earnings plus investment related gains in excess of amounts included in core earnings	$269		$213		$242		$314		$249		$260		$346		$260		$276
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	(2)		9		11		(18)		3		(16)		(3)		(11)		(1)
Direct impact of equity markets and interest rates	661		460		238		(611)		819		41		(1,055)		(221)		76
Tax items	-		-		-		-		40		-		-		-		-
Net income (loss) attributed to shareholders	$928		$682		$491		$(315)		$1,111		$285		$(712)		$28		$351

Canadian Division

	Quarterly Results
C$ millions, unaudited	2013		2012								2011
	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Canadian Division core earnings	$179		$233		$229		$201		$172		$142		$259		$233		$252
Investment related gains in excess of amounts included in core earnings	(187)		(31)		20		(115)		116		72		(47)		67		24
Core earnings plus investment related gains in excess of amounts included in core earnings	$(8)		$202		$249		$86		$288		$214		$212		$300		$276
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	38		45		38		(74)		41		(67)		(204)		-		(1)
Direct impact of equity markets and interest rates	(92)		4		91		74		(134)		99		(100)		(36)		76
Reinsurance recapture and segregated fund product changes	-		-		-		137		122		-		-		-		-
Net income (loss) attributed to shareholders	$(62)		$251		$378		$223		$317		$246		$(92)		$264		$351

U.S. Division

	Quarterly Results
C$ millions, unaudited	2013		2012 (restated)(1)								2011
	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
U.S. Division core earnings	$440		$293		$288		$247		$257		$189		$260		$266		$252
Investment related gains in excess of amounts included in core earnings	263		367		348		156		155		158		215		259		24
Core earnings plus investment related gains in excess of amounts included in core earnings	$703		$660		$636		$403		$412		$347		$475		$525		$276
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	65		46		73		(177)		179		(110)		(693)		(41)		(1)
Impact of major reinsurance transactions	-		-		26		(25)		-		-		-		-
Direct impact of equity markets and interest rates	(42)		(150)		(297)		(22)		(15)		268		(810)		(55)		76
Tax items	-		170		-		-		-		-		-		-		-
Net income (loss) attributed to shareholders	$726		$726		$438		$179		$576		$505		$(1,028)		$429		$351

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.
 For a detailed description of the change see Sections A2 and E4 above.

			1452		876		358		1,152		1,010		(2,056)		858

May 2, 2013 – Press Release Reporting First Quarter Results

Corporate and Other

	Quarterly Results
C$ millions, unaudited	2013		2012 (restated)(1)								2011
	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(128)		$(62)		$(103)		$(67)		$(113)		$(124)		$(58)		$(8)
Expected cost of macro hedges	(148)		(140)		(124)		(118)		(107)		(97)		(107)		(104)
Investment gains included in core earnings	50		50		50		50		50		50		50		50
Total core losses	$(226)		$(152)		$(177)		$(135)		$(170)		$(171)		$(115)		$(62)
Investment related losses in excess of amounts included in core earnings	(22)		(48)		(15)		(15)		(44)		(16)		(58)		(10)
Core losses plus investment related losses in excess of amounts included in core earnings	$(248)		$(200)		$(192)		$(150)		$(214)		$(187)		$(173)		$(72)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(735)		(332)		(120)		(168)		(595)		(255)		1,076		(127)
Changes in actuarial methods and assumptions, excluding URR	(69)		(87)		(1,006)		-		12		2		(651)		(32)
Goodwill impairment charge	-		-		(200)		-		-		(665)		-		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		(50)		-		-		303		-
Tax items and restructuring charge related to organizational design	-		37		-		-		18		-		-		-
Net income (loss) attributed to shareholders	$(1,052)		$(582)		$(1,518)		$(368)		$(779)		$(1,105)		$555		$(231)

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.
 For a detailed description of the change see Sections A2 and E4 above.

Net income (loss) in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates core return on common shareholders’ equity using average common shareholders’ equity.

Core earnings per share is core earnings available to common shareholders expressed per weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) adding back the premiums ceded related to FDA coinsurance, (iii) premium equivalents for administration only group benefit contracts, (iv) premiums in the Canadian Group Benefits reinsurance ceded agreement, (v) segregated fund deposits, excluding seed money, (vi) mutual fund deposits, (vii) deposits into institutional advisory accounts, and (viii) other deposits in other managed funds.

May 2, 2013 – Press Release Reporting First Quarter Results

Premiums and deposits	Quarterly results
C$ millions	1Q 2013	4Q 2012	1Q 2012
Net premium income	$4,599	$5,012	$4,504
Deposits from policyholders	6,284	5,537	6,294
Premiums and deposits per financial statements	$10,883	$10,549	$10,798
Add back premiums ceded relating to FDA coinsurance	-	2	-
Investment contract deposits	19	59	70
Mutual fund deposits	8,834	6,117	4,054
Institutional advisory account deposits	782	5,376	368
ASO premium equivalents	710	706	715
Group benefits ceded premiums	996	1,180	970
Other fund deposits	109	139	165
Total premiums and deposits	$22,333	$24,128	$17,140
Currency impact	-	105	(49)
Constant currency premiums and deposits	$22,333	$24,233	$17,091

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions) As at	1Q 2013	4Q 2012 (restated)(1)	1Q 2012 (restated)(1)
Total invested assets	$231,252	$229,122	$223,030
Segregated funds net assets	219,449	207,985	205,829
Funds under management per financial statements	$450,701	$437,107	$428,859
Mutual funds	68,996	59,979	53,411
Institutional advisory accounts (excluding segregated funds)	27,736	26,692	21,882
Other funds	7,774	7,358	6,684
Total funds under management	$555,207	$531,136	$510,836
Currency impact	-	5,927	2,849
Constant currency funds under management	$555,207	$537,063	$513,685

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4 above.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions) As at	1Q 2013	4Q 2012 (restated)(1)	1Q 2012 (restated)(1)
Total equity	$25,791	$25,159	$24,792
Add AOCI loss on cash flow hedges	177	185	169
Add liabilities for preferred shares and capital instruments	4,113	3,903	4,905
Total capital	$30,081	$29,247	$29,866

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see Sections A2 and E4 above.

May 2, 2013 – Press Release Reporting First Quarter Results

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the first quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26%	35%	16.5%	33%
Foreign exchange rate	n/a	1.008295	0.130005	0.010943
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2                                Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially

May 2, 2013 – Press Release Reporting First Quarter Results

from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

May 2, 2013 – Press Release Reporting First Quarter Results

Consolidated Statements of Income

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	March 31
	2013	2012
		(restated)1
Revenue
Net premium income	$4,599	$4,504
Investment income
Investment income	1,426	1,580
Realized/unrealized losses on assets supporting insurance and investment contract liabilities 2	(1,875)	(4,066)
Other revenue	1,990	1,783
Total revenue	$6,140	$3,801
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,546	$2,466
Maturity and surrender benefits	1,262	1,244
Annuity payments	862	796
Policyholder dividends and experience rating refunds	236	274
Net transfers from segregated funds	(85)	(158)
Change in insurance contract liabilities 2	(581)	(3,409)
Change in investment contract liabilities	19	36
Ceded benefits and expenses	(1,538)	(1,364)
Change in reinsurance assets	125	5
Net benefits and claims	$2,846	$(110)
General expenses	1,121	1,017
Investment expenses	285	251
Commissions	951	976
Interest expense	295	280
Net premium taxes	72	71
Total contract benefits and expenses	$5,570	$2,485
Income before income taxes	$570	$1,316
Income tax expense	(15)	(68)
Net income	$555	$1,248
Less: Net income attributed to non-controlling interests in subsidiaries	7	8
Net income attributed to participating policyholders	8	15
Net income attributed to shareholders	$540	$1,225
Preferred share dividends	(32)	(24)
Common shareholders' net income	$508	$1,201

Basic earnings per common share	$0.28	$0.67
Diluted earnings per common share	$0.28	$0.63

1 The 2012 results have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.
   For a detailed description see Sections A2 and E4 above.
2 The volatility in realized/unrealized losses on assets supporting insurance and investment contract liabilities relates primarily to the impact of interest rates changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

May 2, 2013 – Press Release Reporting First Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
	As at March 31
Assets	2013	2012
		(restated)1
Invested assets
Cash and short-term securities	$12,130	$12,293
Securities
Bonds	120,636	117,416
Equities	12,893	11,226
Loans
Mortgages	35,452	34,943
Private placements	20,416	20,098
Policy loans	6,948	6,710
Bank loans	2,100	2,275
Real estate	8,661	7,694
Other invested assets	12,016	10,375
Total invested assets	$231,252	$223,030
Other assets
Accrued investment income	$1,838	$1,826
Outstanding premiums	807	654
Derivatives	13,118	11,388
Goodwill and intangible assets	5,196	5,362
Reinsurance assets	18,842	10,737
Deferred tax asset	3,694	2,073
Miscellaneous	3,367	3,247
Total other assets	$46,862	$35,287
Segregated funds net assets	$219,449	$205,829
Total assets	$497,563	$464,146

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$201,163	$184,232
Investment contract liabilities	2,446	2,517
Bank deposits	19,241	18,424
Deferred tax liability	638	631
Derivatives	7,141	6,277
Other liabilities	12,860	11,478
	$243,489	$223,559
Long-term debt	4,721	5,061
Liabilities for preferred shares and capital instruments	4,113	4,905
Segregated funds net liabilities	219,449	205,829
Total liabilities	$471,772	$439,354

Equity
Issued share capital
Preferred shares	$2,497	$2,057
Common shares	19,964	19,644
Contributed surplus	264	253
Shareholders' retained earnings	3,525	3,471
Shareholders' accumulated other comprehensive income (loss)	(887)	(1,149)
Total shareholders' equity	$25,363	$24,276
Participating policyholders' equity	154	264
Non-controlling interests in subsidiaries	274	252
Total equity	$25,791	$24,792
Total liabilities and equity	$497,563	$464,146

1 The March 31, 2012 amounts have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description see Sections A2 and E4.

May 2, 2013 – Press Release Reporting First Quarter Results